Mail Stop 4561

July 14, 2008

Mr. Bernard Freibaum
Executive Vice President and Chief Financial Officer
General Growth Properties, Inc.
110 N. Wacker Drive
Chicago, IL 60606

> **Re: General Growth Properties, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **File No. 001-11656**

Dear Mr. Freibaum:

We have reviewed your response letter dated June 17, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 2. Properties, page 16

1.   We note your response to comment two of our letter dated June 3, 2008. The requested lease expiration disclosure appears to be material to an overall

understanding of your business and should be included in your Form 10-K. In subsequent Form 10-K filings, please include the requested lease expiration disclosure.

Item 7. Management's Discussion and Analysis

Overview – Retail and Other Segment, page 31

2.   We note your response to comment five and the information provided in exhibit 99.1 to your Form 8-K filed April 29, 2008. Considering the material nature of the disclosure and its significance to an investor's understanding of your financial condition, in future Form 10-K filings, please revise to provide the information requested by the prior comment.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Note 12 Minority Interests, page F-42

3.   We note your response to prior comment eight. In future filings, please also include the dollar amount of the redemption price for your outstanding Operating Partnership Common Units in addition to your clarification of the provisions regarding such redemption.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

        You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comment on the financial statements and related matters. Please contact Duc Dang, Staff Attorney, at 202.551.3386 or Karen Garnett, Assistant Director, at 202.551.3785 with any other questions.

                                                Sincerely,

                                                Kevin Woody
                                                Accounting Branch Chief